March 18, 2016

Terence O’Brien, Branch Chief

Jenn Do, Staff Accountant

Division of Corporation Finance

United States Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Donaldson Company, Inc. Form 10-K filed November 9, 2015 File No. 1-7891

Dear Mr. O’Brien and Ms. Do:

This letter is in response to your letter dated March 7, 2016 (the “SEC Comment Letter”), regarding the above-mentioned filing. For your ease of reference, we have reproduced your comments in the text of this letter.

Donaldson Company, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2015

Liquidity and Capital Resources, page 18

1. We note your discussion of inventory and accounts receivable. Please consider whether a discussion of financial measures such as days sales in inventory, inventory turnover, or days sales outstanding would also be relevant to a reader of your financial statements. Please also provide a similar discussion of the underlying reasons for material fluctuations in inventory and accounts receivable in your Forms 10-Q for interim periods. For example, we note that your inventories, net have increased since July 31, 2015, though your net sales have been decreasing in recent periods. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Donaldson Response

In our most recently filed Form 10-Q filed Thursday, March 10th, we included expanded discussion of key financial measures as well as provided the underlying reasons for material fluctuations in inventory and accounts receivable as follows:

The accounts receivable balance as of January 31, 2016 was $402.7 million, a decrease of $57.3 million from $460.0 million as of July 31, 2015. The decrease is a result of higher revenues in the fourth quarter of fiscal 2015. Days sales outstanding was 69 days as of January 31, 2016, compared to 64 days as of July 31, 2015. The increase in days sales outstanding reflects delayed payments and longer payment terms associated with some large Gas Turbine Systems projects during Fiscal 2016. The Company’s days sales outstanding is also impacted by the mix of foreign sales particularly in countries where extended payment terms are required. Days sales outstanding is calculated using the count back method which calculates the number of days of most recent revenue that is reflected in the net accounts receivable balance.

United States Securities and Exchange Commission

March 18, 2016

The inventory balance as of January 31, 2016 was $274.8 million, an increase of $9.8 million from $265.0 million as of July 31, 2015. The increase is due to higher inventory levels in the Gas Turbine Systems business to support upcoming projects. Inventory turns were 3.9 times per year as of January 31, 2016, compared to 4.3 times per year as of July 31, 2015. Inventory turns are calculated by taking the inventoriable portion of cost of goods sold for the trailing twelve month period divided by the average gross inventory value over the prior thirteen month period.

In future filings, we will continue to provide expanded discussion such as the example provided above.

Note J Income Taxes, page 52

2.	We have read your response to comment 2 in our letter dated January 25, 2016. Please disclose the clarifying information provided in your response regarding the determination of planned dividends, the foreign legal entity restructuring, and the facts and circumstances that led to your fiscal 2015 repatriation. In addition, please help us better understand the following in regard to the fiscal 2015 repatriation and the foreign legal entity restructuring:
•	Of the $125 million repatriated in fiscal 2015, you indicate that approximately $80 million consisted of current year earnings. Please confirm that the remaining $45 million of prior year earnings were repatriated as a result of the foreign legal entity restructuring or if they were a result of other factors;
•	Please help us better understand the nature of the foreign legal entity restructuring by clarifying what the purpose of the restructuring was and exactly what happened as part of the restructuring;
•	Please tell us what impact the foreign legal entity restructuring had on your accounting for income taxes, including the impact it had on your fiscal 2015 provision for income taxes recorded as well as on the deferred tax asset and liability amounts recorded. Please help us understand why this restructuring resulted in the U.S. taxation of all current year foreign earnings, generated excess foreign tax credits, and correspondingly resulted in tax benefits; and
•	Please help us better understand how you were able to repatriate additional prior year earnings at no additional tax cost as a result of this restructuring.

Donaldson Response

Of the $125 million repatriated in fiscal 2015, you indicate that approximately $80 million consisted of current year earnings. Please confirm that the remaining $45 million of prior year earnings were repatriated as a result of the foreign legal entity restructuring or if they were a result of other factors

We confirm that the $45 million of prior year earnings was repatriated as a result of the completion of the legal entity restructuring and not as a result of other factors per additional discussion below.

Please help us better understand the nature of the foreign legal entity restructuring by clarifying what the purpose of the restructuring was and exactly what happened as part of the restructuring

The primary purpose of this restructuring was to provide the Company’s treasury department with a more flexible structure with regard to its foreign financing options and to better manage global cash holdings. The restructuring resulted in the creation of a U.S. Dollar (USD) functional Luxembourg legal entity and would provide Treasury with the flexibility to finance significant foreign projects in USD, provide an option to fund potential foreign third-party acquisitions with sellers preferring to deal in USD, and diversify global cash holdings to mitigate overall currency exposure. An additional objective of the restructuring was to allow for annual cash repatriations of current year earnings as desired at no additional tax cost. The previous structure limited potential cash repatriations in certain years due to issues with foreign tax credit utilization.

United States Securities and Exchange Commission

March 18, 2016

The restructuring was finalized and implemented early in fiscal 2015. Specifically, this involved finalizing a number of details and various aspects that were not known at the previous fiscal year-end, including instituting a preferred dividend to be paid annually from the Parent Company’s Luxembourg holding company subsidiary (Lux Hold Co) to the new USD functional Luxembourg entity, which would be subject to current U.S. taxation. The completion of the restructuring also resulted in a re-forecasting of the foreign earnings and related taxes for the fiscal year, which provided for a significant U.S. tax benefit on the repatriation of current year earnings that was previously not determinable.

Please tell us what impact the foreign legal entity restructuring had on your accounting for income taxes, including the impact it had on your fiscal 2015 provision for income taxes recorded as well as on the deferred tax assets and liability amounts recorded. Please help us understand why this restructuring resulted in the U.S. taxation of all current year foreign earnings, generated excess foreign tax credits, and correspondingly resulted in tax benefits

The foreign legal entity restructuring had no impact on our accounting for income taxes as the resulting repatriation was effectively tax-neutral, remaining consistent with our policy, and resulted in no additional income tax expense. There was also no impact on deferred tax asset or liability amounts recorded.

The restructuring, due to the operation of the tax rules, created a deemed dividend of Lux Hold Co current year earnings. This deemed dividend carried excess tax credits due to the post-restructuring mix of current year earnings and related taxes, and also triggered a recapture of a prior year loss which further increased the benefit.

Please help us better understand how you were able to repatriate additional prior year earnings at no additional tax cost as a result of this restructuring

As discussed above, the Company was in a position to recognize a net tax benefit on the repatriation of current year earnings. Therefore, the Company decided to repatriate additional prior year earnings to the extent the additional U.S. tax liability on these earnings fully-offset this net tax benefit. This decision was consistent with the Company’s policy of only repatriating earnings when it is tax-effective to do so. The extent of this tax benefit, and the corresponding ability to repatriate prior year earnings, was not known until the restructuring was completed. In a typical year, the ability to repatriate prior year earnings at no additional tax cost is not available, and therefore, we do not expect the opportunity to repatriate prior year earnings to arise again.

United States Securities and Exchange Commission

March 18, 2016

If you have any further questions, please contact the undersigned at (952) 887-3489 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ Scott J. Robinson
Scott J. Robinson Vice President and Chief Financial Officer

cc: Bill Cook, Chairman Tod Carpenter, President, Chief Executive Officer